Nasdaq Regulation

Nasdaq

Nikolai Utochkin
Vice President
US Listing Qualifications

November 12, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 12, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from Meta Platforms, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

4.300% Senior Notes due 2031

4.650% Senior Notes due 2033

4.900% Senior Notes due 2035

5.400% Senior Notes due 2038

6.050% Senior Notes due 2044

6.400% Senior Notes due 2065

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,